Exhibit 99.1

Linkage Global Inc Regains Compliance with Nasdaq Bid Price Requirement

Tokyo Japan, April 23, 2025, (GLOBE NEWSWIRE) -- Linkage Global Inc (the “Company” or “Linkage”), (NASDAQ: LGCB), a cross-border e-commerce integrated service company headquartered in Japan, today announced that it has received a letter from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), confirming that the Company has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Rule”) for continued listing on the Nasdaq Capital Market.

On October 31, 2024, the Company received a notice from Nasdaq, notifying the Company that based upon the closing bid price of the Class A ordinary shares of the Company for the last 30 consecutive business days, the Company no longer meets the Rule. Nasdaq provided the Company with an 180 calendar days compliance period, or until April 29, 2025, in which to regain compliance with the Rule. To regain compliance with the Rule, the Company was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive business days.

Nasdaq determined that for the 10 consecutive business days between April 7, 2025 and April 22, 2025, the closing bid price of the Class A ordinary shares of the Company has been at US$1.00 per share or greater. Thus, the Company has regained compliance with the Rule, and the matter is now closed.

About Linkage Global Inc

Linkage Global Inc is a cross-border e-commerce integrated services provider headquartered in Japan, with operations in Japan, Hong Kong, and mainland China. The Company has developed a comprehensive service system comprised of two lines of business complementary to each other, including (i) cross-border sales and (ii) integrated e-commerce services. Cross-border sales operations were initially launched in 2011 in Japan through the Company’s subsidiary, EXTEND CO., LTD. The products sold in the Company’s cross-border sales business are sourced from Japanese and Chinese manufacturers and brands, together with the Company’s private label smart products. Linkage also provides digital marketing solutions to its customers by cooperating with Google and other channels. Since 2021, the Company has started offering e-commerce operation training courses and software support services. The mission of Linkage is to make cross-border transactions easier. For more information, please visit https://www.linkagecc.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, underlying assumptions, and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations
WFS Investor Relations Inc.
Connie Kang, Partner
Email: ckang@wealthfsllc.com
Tel: +86 1381 185 7742